UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934




                             yellowbubble.com, Inc.
                           --------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                  -------------------------------------------
                         (Title of Class of Securities)


                                    985635101
                                 ---------------
                                 (CUSIP Number)


                                  March 2, 2000
                                 --------------
             (Date of Event Which Requires Filing of this Statement)



         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         ______   Rule 13d-1(b)

         ___X__   Rule 13d-1(c)

         ______   Rule 13d-1 (d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 5 Pages

CUSIP NO. 985635101                     13G                    Page 2 of 5 Pages


================================================================================
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         The Continental Trust Company Limited (I.R.S. I.D. Not Applicable)

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*
                                                           (a) [  ]

                                                           (b) [  ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------

4.       CITIZENSHIP  OR PLACE OF ORGANIZATION

         Island of Jersey

--------------------------------------------------------------------------------

                  5.       SOLE VOTING POWER
  NUMBER OF
  SHARES                   2,040,750
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        6.       SHARED VOTING POWER
   EACH
 REPORTING                 0
  PERSON          --------------------------------------------------------------
   WITH           7.       SOLE DISPOSITIVE POWER

                           2,040,750
                  --------------------------------------------------------------
                  8.       SHARED DISPOSITIVE POWER

                           0
                  --------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,040,750 (1)
--------------------------------------------------------------------------------

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES* [  ]

--------------------------------------------------------------------------------

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  15.3%

--------------------------------------------------------------------------------

12.      TYPE OF REPORTING PERSON*

                  CO

--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages

Item l(a).        Name of Issuer:

                      yellowbubble.com, Inc.  (f/k/a Famous Internet Mall, Inc.)


Item l(b).        Address of Issuer's Principal Executive Offices:

                       118 Piccadilly
                       Mayfair, London WIV 9FJ, England

Item 2(a).        Name of Person Filing:


                       The Continental Trust Company Limited (the "Reporting Person" or "Trust")

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                       P.O. Box 829, Charles House
                       Charles Street, St. Helier, Jersey
                       JE4 0UE, British Channel Islands

Item 2(c).        Citizenship:


                        Island of Jersey

Item 2(d).        Title of Class of Securities:


                        Common Stock, par value $0.001 per share

Item 2(e).        CUSIP Number:


                         985635101

                                                               Page 4 of 5 Pages


Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b) or (c), check whether the person filing is a:

       (a) |_| Broker or dealer registered under Section 15 of the Exchange Act,

       (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act,

       (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act,

       (d) |_| Investment company registered under Section 8 of the Investment Company Act,

       (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

       (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-l(b)(1)(ii)(F),

       (g) |_| A parent holding company or control person, in accordance with Rule 13d-l(b)(1)(ii)(G),

       (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

       (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

       (j) |_| Group, in accordance with Rule 13d-l(b)(1)(ii)(J).


Item 4.       Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:

                           2,040,750 (1)

         (b)      Percent of class:

                           15.3%

         (c)      Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote        2,040,750
                  (ii) shared power to vote or to direct the vote              0
                 (iii) sole power to dispose or to direct the
                       disposition of                                  2,040,750
                  (iv) shared power to dispose or to direct the
                       disposition of                                          0

                                                              Page 5  of 5 Pages


Item 5.          Ownership of Five Percent or Less of a Class.

                 Not Applicable

Item 6           Ownership of More than Five Percent on Behalf of Another Person

                 Not Applicable

Item 7.          Identification  and  Classification   of the  Subsidiary  Which
                 Acquired the Security Being Reported on By the Parent Holding Company.

                 Not Applicable

Item 8.          Identification and Classification of Members of the Group.

                 Not Applicable

Item 9.          Notice of Dissolution of Group.

                 Not Applicable

Item 10.         Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           9th   June   2000
                                          --------------------------------------
                                                (Date)

                                          THE CONTINENTIAL TRUST COMPANY LIMITED


                                          By: /s/ P.L. Watts
                                             -----------------------------------
                                                (Signature)


                                              P.L. Watts - Director
                                             -----------------------------------
                                                (Name/Title)

(1) Held for the benefit of a number of individuals at the discretion of the trustees of the Trust. One of such beneficiaries, Mr. Narinder Dhillon, who may have a financial interest (at the discretion of of the Trust's trustees) is an affiliate of the Issuer.